Exhibit 12.1

COLFAX CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
	2012		2011		2010		2009		2008
Earnings:
Income before income taxes	$48,439		$19,987		$27,688		$32,418		$5,996
Plus: fixed charges	104,739		7,542		8,214		8,811		13,517
Earnings available to cover fixed charges	$153,178		$27,529		$35,902		$41,229		$19,513

Fixed charges:
Interest expense, including amortization of deferred financing costs	$91,570		$5,919		$6,684		$7,212		$11,822
Interest portion of rental payment	13,169		1,623		1,530		1,599		1,695
Total fixed charges	104,739		7,542		8,214		8,811		13,517
Dividends on preferred stock	18,951		—		—		—		3,492
Total fixed charges and dividends on preferred stock	$123,690		$7,542		$8,214		$8,811		$17,009

Ratio of earnings to fixed charges	1.46	x	3.65	x	4.37	x	4.68	x	1.44	x
Ratio of earnings to fixed charges and dividends on preferred stock	1.24	x	3.65	x	4.37	x	4.68	x	1.15	x